United States Lime & Minerals, Inc.

5429 LBJ Freeway, Suite 230

Dallas, TX  75240

July 20, 2012

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	United States Lime & Minerals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 1, 2012
File No. 000-04197

Dear Ms. Jenkins:

United States Lime & Minerals, Inc. (the “Company”) has the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter of June 19, 2012.  Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in its comment letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 1

Lime and Limestone Operations, page 1

Comment No. 1:  In future filings, please disclose your annual production for each mine pursuant to paragraph (c) of the Instructions to Item 102 of Regulation S-K.  Please provide a draft of your proposed future disclose in your response.

Response No. 1:  We acknowledge the Staff’s comment.  We operate our Lime and Limestone Operations, including our quarries and mine, as a single operating segment due to, among other reasons, their geographical proximity; the similarity of products produced by each plant from high-purity limestone produced from our quarries and mine; the overlap in service areas served by the plants; their interconnected operations; and the fact that the same customer may receive product from more than one of the Company’s plants.  In future Form 10-K filings, we will add disclosure along the following lines:  “During           [year], the Company produced from its quarries and mine approximately      tons of limestone.”

Comment No. 2:  We note that you disclose mineral reserves in terms of in-place proven or probable recoverable reserves.  Please clarify if your mineral reserves are reported net of mining losses, mining dilution, and plant recovery.  If necessary, please modify your future filings accordingly to discuss reduction factors associated with mining and processing.

Response No. 2:  We acknowledge the Staff’s comment.  In future filings, we will clearly state our reserves as estimated proven and probable recoverable reserves, without references to “in-place” reserves.

Comment No. 3:  We note that you disclose the plant capacity for each of your processing facilities.  In future filings, please disclose your plant utilization for each processing facility and the actual annual production for each finished product pursuant to paragraph (a) of the Instructions to Item 102 of Regulation S-K.  Please provide a draft of your proposed future disclosure in your response.

Response No. 3:  We acknowledge the Staff’s comment.  Paragraph 1 of the Instructions to Item 102 of Regulation S-K states:  “What is required is such information as reasonably will inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities by the registrant.”  In future Form 10-K filings, we will add disclosure along the following lines:  “During          [year], the Company’s utilization rate was approximately       % of the aggregate approximate annual production capacity for the plants in its Lime and Limestone Operations.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 25

Comment No. 4:  Please confirm in future Exchange Act filings you will revise to quantify income statement variances between periods (revenues, gross profit, SG&A, etc.).  For example, quantify the impact of price versus volume changes that contributed to the increase in revenues between periods, quantify the increased costs related to (i) labor and benefits and (ii) petroleum-based products and solid fuels that offset your increase in gross profit for Lime and Limestone operations.  Please provide us with a draft of your proposed future disclosure in your response.

Response No. 4:  We acknowledge the Staff’s comment.  In our prior Exchange Act filings, we have attempted to quantify the income statement variances between comparable periods for revenues, gross profit, SG&A and other line items as appropriate.  For example, in our Results of Operations discussion on page 26 of our Form 10-K, we disclosed that revenues from our Lime and Limestone Operations in 2011 increased 3.6% due to increased sales volumes and average product price increases of approximately 2.0% in 2011 compared to 2010, thus indicating that the remaining approximately 1.6% increase in revenues was attributable to increased sales volumes.  In future Exchange Act filings, we will clarify our disclosure to explicitly quantify the percentage increase or decrease in revenues resulting from volume changes as well as price changes.  In future Exchange Act filings, we will also, where relevant and material, add disclosure to quantify the impact of changes in our costs on reported variances in such line items as gross profit and SG&A.  For example, we will add disclosure along the following lines:  “Gross profit for our Lime and Limestone Operations was [lower] [higher] in the period primarily due to the [decrease] [increase]  in revenues discussed above and a       % [increase] [decrease] in labor and benefits costs compared to the prior period.”;  and “The [increase] [decrease] in SG&A was primarily due to a        % [increase] [decrease] in personnel costs.”  We will tailor such quantifying disclosures, as appropriate, for the particular line item, variance, and reasons for the variance that are relevant and material for the given period.  Lastly, we will provide more extensive disclosure of significant, unusual or infrequent events, transactions or other changes that have had a material impact on the given period.

Financial Statements

Notes to Consolidated Financial Statements, page 38

Note 1 — Summary of Significant Accounting Policies, page 38

Comment No. 5:  Please confirm in future Exchange Act filings you will revise to include your accounting policies related to the capitalization of mineral reserves and land and the determination of depletion.  Please provide us with a draft of your proposed future disclosure in your response.

Response No. 5:  We acknowledge the Staff’s comment.  In future Form 10-K filings, we will add the following to our “Property, Plant and Equipment” accounting policy note regarding mineral reserves:

We expense all exploration costs as incurred as well as costs incurred at an operating quarry or mine, other than capital expenditures and inventory.  Costs to acquire mineral reserves or mineral interests are capitalized upon acquisition.  Development costs incurred to develop new mineral reserves, to expand the capacity of a quarry or mine or to develop quarry or mine areas substantially in advance of current production are capitalized once proven and probable reserves exist and can be economically produced.  For each quarry or mine, capitalized costs to acquire and develop mineral reserves are depleted using the units-of-production method based on the proven and probable reserves for such quarry or mine.

Additionally, the Company acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this letter to me at (972) 991-8400 or mikeowens@uslm.com.  Thank you.

Sincerely,

/s/ M. Michael Owens
M. Michael Owens,
Vice President and Chief Financial Officer